[INTERNAP LETTERHEAD]
December 28, 2006
Mark Shuman
Branch Chief-Legal
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Internap Network Services Corporation (the “Company”) Registration Statement on Form S-4 filed November 29, 2006 File No. 33-138993
Dear Mr. Shuman:
This letter addresses the comments set forth in your letter dated December 22, 2006 regarding the above filing. For your convenience, we have copied your comments below as set forth in your letter dated December 22, 2006 and have provided a response following each corresponding comment.
Registration Statement on Form S-4
Where you can find more information, page 113
1.	Please revise the prospectus to incorporate by reference all filings required by Item 11 of Form S-4. See Item 15 to Part 1, Section C of Form S-4. In this regard, we note that VitalStream filed Form 8-Ks on November 20, 2006, November 24, 2006 and December 11, 2006. We also note that VitalStream filed a Form 8-K/A on November 28, 2006. Please tell us why the above referenced current reports have not been included in the list of filings to be incorporated by reference or otherwise revise your prospectus to properly incorporate these filings.
Response: The Company confirms that all filings required by Item 11 of Form S-4 have been incorporated by reference. The information in the Form 8-Ks that had been filed by Internap or VitalStream that were not incorporated by reference in the Form S-4, including the above-referenced Form 8-Ks filed with the SEC on November 20, 2006 and November 24, 2006, was furnished and not filed and therefore would not be incorporated by reference in the Form S-4. A reference to the Form 8-K filed by VitalStream on December 11, 2006 will be included in the amended Registration Statement on Form S-4. The Form 8-K/As filed by VitalStream on July 12, 2006 and November 28, 2006, which were amendments to the Form 8-K originally filed on May 22, 2006, are incorporated by reference with the incorporation by reference of the Current Report on Form 8-K filed by VitalStream on May 22, 2006, as amended. However, in order to avoid confusion, a reference to the Form 8-K/As filed by VitalStream on July 12, 2006 and November 28, 2006 will be included in the amended Registration Statement on Form S-4.
Part II, page II-1
Item 21 Exhibit and Financial Statement Schedules, page II.3
2.	We direct your attention to Exhibit 8.1. Counsel has assumed that “(t)he Merger will qualify as a merger under the laws of the State of Nevada”. The opinion should not assume a legal conclusion that results in or is a condition to the tax consequences that are the subject of the tax opinion. Rather, the opinion should address whether the transaction will qualify as a merger under the laws of the State of Nevada, if a determination in that respect is necessary to render the tax opinion or if that determination affects the opinion being given. Please file a revised tax opinion. We also note that Exhibit 8.2 contains a similar assumption regarding the same legal conclusion. Please similarly revise.
Response: In response to the Staff’s comment, Exhibit 8.1 will be revised to amend the fifth paragraph that starts with “In connection with rendering this opinion, we also have assumed (without any independent investigation) that:” by deleting item 5, which reads “The Merger will qualify as a merger under the laws of the State of Nevada.” In response to the Staff’s comment, Exhibit 8.2 will be revised to amend the second sentence of the fifth paragraph by deleting in its entirety item (ii) that reads “the Merger will qualify as a merger under the laws of the State of Nevada.”
Internap Network Services Corporation Form 10-K for the fiscal year ended December 31, 2005
Item 9A Controls and Procedures, page 31
3.	We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Please confirm that if you continue to provide this disclosure in your future reports that you will disclose if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures in your future reports. Please refer to II.P.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov

Response: In response to the Staff’s comment, we confirm that if we continue to provide the above-referenced disclosure in our future reports that we will disclose if true, that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.
VitalStream Holdings, Inc. Form 10-K for the fiscal year ended December 31, 2005
Item 9A. Controls and Procedures
4.	You recite only a portion of the definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15(e). Please provide the entire definition specified in that Rule, i.e., that the disclosure controls and procedures are effective in ensuring that the information required to be disclosed is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms and is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officer as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may cite to the Exchange Act rule without reciting the rule itself. Please confirm that VitalStream’s disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the year ended December 31, 2005 and provide us with a representation that you will confirm your disclosure to these rules in all applicable future filings.
Response: VitalStream has confirmed to us that its disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 as of December 31, 2005 and that it will conform its disclosure to these rules in all applicable future filings.
5.	We note that your disclosure that “(t)here were no significant changes... in (y)our internal controls over financial reporting that occurred during the fourth quarter of fiscal 2005 that has materially affected, or is reasonably likely to materially affect, (y)our internal control over financial reporting. Item 308(c) of Regulation S-K requires that you disclose “any change” in your internal controls over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect the registrant’s internal control over financial reporting. Please confirm that VitalStream did not have “any change” in its internal control over financial reporting that occurred during its last fiscal quarter and provide us with a representation that the company will confirm its disclosure with this rule in all applicable future filings.
Response: VitalStream has confirmed to us that that it did not have “any change” in its internal control over financial reporting that occurred during the last fiscal quarter of

2005 that materially affected, or is reasonably likely to materially affect, its internal control over financial reporting and represents that it will conform its disclosure with this rule in all applicable future filings.
Please feel free to contact me if you have any further questions.
Respectfully submitted,
/s/ Dorothy An
Dorothy An
Vice President and General Counsel